Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: FTAC Olympus Acquisition Corp.

Subject Company: FTAC Olympus Acquisition Corp.

SEC File No.: 001-39469

Subject: Exciting News!

Hi everyone -

Today is an exciting day – really an incredible milestone for all of us.  I’m thrilled to announce that Payoneer is going to go public through a deal with a SPAC at a valuation of a bit over $3 billion. This is an amazing accomplishment.  One we will share together forever.

I want to say thank you to all of you for what you do every day to bring to Payoneer a sense of purpose, to help our customers succeed, to support each other and to make Payoneer a great company.  Our global team and customers are what make Payoneer so unique – and it’s a privilege to work with you every day to make our time together meaningful.   And now the public markets will get a sense of the value and positive impact of Payoneer.

Who could have imagined 15 years ago when Yuval founded Payoneer that we would be here today.  Every new colleague who joined, every challenge we had to overcome, every amazing accomplishment and every crisis have led us step by step to this milestone.  It really is remarkable and something to be thankful for.

So now a few details on this exciting next step.  We’re still only part of the way through the journey to becoming a public company, and in addition to what I share below there will be more details that will be shared in the days, weeks and months ahead.

-	Payoneer will still be Payoneer. Our brand, mission, team will all continue. While you will hear that we are merging with a SPAC (more on that in a minute), that really is just the path we chose to go public and the new investors we chose to partner with, not a change in how we operate. We will look to keep doing the things that we love and look to continue to improve the things we need to improve. But still in our own distinct Payoneer way.
-	We are raising a lot of additional cash to drive growth. The deal is expected to leave us with over $500 million in cash on our balance sheet. The primary goal of this is to leverage all our amazing capabilities and our team to continue to drive growth and support customers well into the future.
-	We are partnering with FTAC Olympus, part of the Fintech group of SPACs. FTAC Olympus is a publicly traded SPAC (ticker: FTOC) run by Betsy Cohen, an industry icon I have known for many years. She and her team are expert in Fintech and the process of going public through a SPAC and are great partners.
-	We have already met with public investors and got great feedback. Over the past couple of weeks, we have had extensive meetings with new investors, including many of the biggest and best-known investors in the world. There was way more interest than we expected and so we increased the size of the deal to include more investors.
-	We still have a few months ahead. While we have accomplished a lot with today’s announcement of the signing of a definitive agreement and investment, we still need to go through an approval process with the SEC (US stock market regulator), regulatory approvals and also shareholder approvals and more. This process will likely take at least a few months, so we are likely to finally be public closer to the middle of the year. Because FTOC is publicly traded, there may be news stories and reports about us in the interim. The plan is that there will be an opportunity for employees to participate in the sale of stock, and we will share more about this as we learn more and the deal progresses.

-	Going public comes with some obligations in addition to the exciting opportunities. We will all need to be very careful with what we say publicly and even to family members and friends. When in doubt, don’t share information unless it is already available on our web site, blog or a press release, or you’ve gotten specific approval in advance. This applies even in advance of us being public and we’ll be providing more guidance on this. Again, when in doubt, don’t share – ask. In addition, you should not trade in FTOC stock.

So, congratulations!!!  This is an exciting day and a huge milestone.  We have so many exciting opportunities ahead, a great team and soon we will have more resources to help us.

Please be patient as we go through this process.  I’m sure you have questions and we will do our best to answer them as we go through the next steps in this process over the next few months.  As usual, life at Payoneer is more of a marathon than a sprint.

Thanks again for everything.  It really is an honor to take this next step with you.  I look forward to many more milestones and successes ahead.

All my best,
Scott

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer and FTAC Olympus Acquisition Corp., Payoneer Global Inc. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FTAC Olympus Acquisition Corp. stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTAC Olympus Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTAC Olympus Acquisition Corp. and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTAC Olympus Acquisition Corp. stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests will be set forth in the proxy statement/consent solicitation statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.